UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BRIDGEWATER BANCSHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

108621103

(CUSIP Number)

Castle Creek Capital Partners V, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Castle Creek Capital Partners V, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,263,582 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,263,582 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,263,582 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons Castle Creek Capital V LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,263,582 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,263,582 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,263,582 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share, of Bridgewater Bancshares, Inc. (the “Company”).  The address of the principal executive office of the Company is 3800 American Boulevard West, Suite 100, Bloomington, Minnesota 55431.

Item 2.	Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners V, LP, a Delaware limited partnership (“Fund V”) and a private equity fund focused on investing in community banks throughout the United States of America; and Castle Creek Capital V LLC, a Delaware limited liability company (“CCC V”), whose principal business is to serve as the sole general partner of, and manage, Fund V.  The business address for each of the Reporting Persons is 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, CA 92067.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) N/A.

Item 3.	Source and Amount of Funds or Other Consideration
The information in Items 4 and 6 is incorporated by reference.

Pursuant to the Securities Purchase Agreement, dated as of August 10, 2015 (the “SPA”), Fund V purchased (i) 831,786 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) and (ii) 2,186,323 shares of the Company’s non-voting common stock, par value $0.01 per share (the “Non-Voting Common Stock”, and such shares of Common Stock and Non-Voting Common Stock acquired pursuant to the SPA, the “SPA Shares”).  As of March 2018, following the Company’s initial public offering (effected by the filing of a registration statement on Form S-1), Fund V owned 831,786 shares of Common Stock and 1,431,796 shares of Non-Voting Common Stock.

On October 25, 2018, Fund V entered into an exchange agreement with the Company (the “Exchange Agreement”), pursuant to which all 1,431,796 shares of Non-Voting Common Stock held by Fund V were exchanged into an equal number of shares of Common Stock (the “Exchange” and such shares issued pursuant to the Exchange, the “Exchange Shares”).  As a result, following the closing of the Exchange, Fund V owns 2,263,582 shares of Common Stock.

The foregoing references to and descriptions of the SPA and the Exchange Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the SPA and the Exchange Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 4.	Purpose of Transaction
The information in Items 3 and 6 is incorporated by reference.

Fund V acquired the Common Stock in the ordinary course of business because of its belief that the Common Stock represented an attractive investment in accordance with its investment strategy.  Subject to the limitations imposed by the SPA and the applicable federal and state securities laws, Fund V may dispose of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause the Common Stock to be distributed in kind to investors.  To the extent permitted by the SPA and applicable bank regulatory limitations, Fund V may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the SPA, and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s board of directors (the “Board”), other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company.  David Volk, a principal of CCC V, has served on the Board since September 2017.

The foregoing references to and descriptions of the SPA do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the SPA, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer
The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference. (a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners V, LP	2,263,582	7.5%	0	2,263,582	0	2,263,582
Castle Creek Capital V LLC (1)	2,263,582	7.5%	0	2,263,582	0	2,263,582

(1)                                 CCC V disclaims beneficial ownership of the Common Stock owned by Fund V, except to the extent of its pecuniary interest therein.

(2)                                 This calculation is based on 30,097,274 shares of Common Stock of the Company outstanding as of December 31, 2018, as reported in Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2019.

(c)
Neither of the Reporting Persons had any transactions in the Common Stock (or securities convertible into the Common Stock) during the past 60 days.
(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in the Schedule 13D.

(e)
N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 and 4 is incorporated herein by reference.
The following is a description of certain terms of the SPA and related transaction documents:

Representations and Warranties.  Pursuant to the SPA, the Company made customary representations and warranties to Fund V relating to the Company, its business, the issuance of the SPA Shares and authorization to enter into the transaction.  Fund V also made customary representations and warranties to the Company regarding, among other things, Fund V’s valid organization and authorization to enter into the transaction. The Company’s and Fund V’s representations and warranties generally expired 18 months following the Closing Date (as defined in the SPA) and are of no further force and effect, with the exception of certain fundamental representations of the Company, which survive indefinitely, and certain representations of the Company that survive for 60 days after the expiration of the applicable statute of limitations.

Transfer Restrictions.  Fund V agreed not to sell or dispose of the SPA Shares unless doing so was in compliance with the registration requirements or exemptions of the Securities Act of 1933 (as amended, the “Securities Act”) and applicable state, federal or foreign securities laws.

Ownership Limitation and Avoidance of Control.  Fund V agreed that neither it nor its affiliates (for purposes of any banking regulation or law) shall be entitled to purchase shares of Common Stock that would result in Fund V and its affiliates collectively to be deemed to own, control or have the power to vote more than 9.9% of the Company’s issued and outstanding Common Stock.  Neither the Company nor any of its subsidiaries is permitted under the SPA to take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock or securities or rights to purchase or that may become convertible into Common Stock, in each case, where Fund V is not given the right to participate in such transaction to the extent of Fund V’s pro rata portion), that would cause (i) the equity in the Company owned by Fund V and its affiliates (as such term is used under the Bank Holding Company Act (the “BHCA”)) to exceed 33.3% of the Company’s total equity (provided that there is no ownership or control in excess of 9.99% of than class of voting securities of the Company by Fund V together with its affiliates) or (ii) Fund V’s and its affiliates’ ownership of any class of voting securities of the Company to exceed 9.99% of such class, in each case without the prior written consent of Fund V.  Finally, the Company may not take any action that would cause Fund V’s ownership to increase to an amount that would constitute “control” under the BHCA, the Change in Bank Control Act, or any rules or regulations promulgated thereunder.  Additionally, Fund V shall not have the ability to purchase more than 33.3% of the Company’s total equity or exercise any voting rights in excess of 9.99% of the total outstanding voting securities of the Company.  In the event that Fund V breaches any of these obligations, or believes that it is reasonably likely to breach such obligations, Fund V agreed to promptly notify the other parties to the SPA and to cooperate in good faith with such parties to modify ownership or make other arrangements or take any other action necessary to cure or avoid such breach.

Indemnification.  The Company agreed to indemnify Fund V, its controlling persons and each of their directors, officers, stockholders, members, partners, employees, agents, investment advisors and those with similar roles (each a  “Fund V Party”) for losses and liabilities suffered or incurred as a result of (i) the Company’s breach of any of its representations, warranties, covenants or agreements in the SPA or any other transaction documents or (ii) any action instituted against a Fund V Party in any capacity by any shareholder of the Company or other third party who is not an affiliate of such Fund V Party.  The Company’s indemnification obligations are subject to the limitations set forth in the SPA (including the expiration of certain of the representations and warranties, as described above).

Registration Rights.  The Company provided Fund V with certain piggyback registration rights for a period of two years following the date upon which the Company became required to file periodic reports with the SEC, as further described in the SPA.

Board Observer.  The Company also agreed that for so long as Fund V owns at least 4.9% of the Company’s outstanding Common Stock, the Company shall invite a person designated by Fund V and reasonably acceptable to the board of directors of Bridgewater Bank (the “Observer”) to attend meetings of the board of directors of Bridgewater Bank. The Observer shall attend in a nonvoting, nonparticipating capacity, and shall not be permitted to attend more than one such meeting per calendar quarter. The Company may exclude the Observer from any meeting on the written advice of counsel in certain circumstances.

ERISA Matters.  Fund V was provided customary VCOC rights pursuant to a VCOC Letter Agreement, dated as of September 1, 2015, by and between Fund V and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, annual and quarterly financial reports), the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle the VCOC Investor to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar quarter.  The Company also agreed to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company.  The VCOC Letter Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

The following is a description of certain terms of the Exchange Agreement:

Exchange Listing.  Among other things, the Company agreed to cause the Exchange Shares to be listed on the Nasdaq and to maintain such listing for so long as any Common Stock is listed on the Nasdaq.

The foregoing references to and descriptions of the SPA, the Exchange Agreement and the VCOC Letter Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the SPA, the Exchange Agreement and the VCOC Letter Agreement, which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of February 26, 2019, by and between Castle Creek Capital Partners V, LP and Castle Creek Capital V LLC.
Exhibit 99.2	Securities Purchase Agreement, dated as of August 10, 2015, by and between Bridgewater Bancshares, Inc. and Castle Creek Capital Partners V, LP.
Exhibit 99.3

Exchange Agreement, dated as of October 25, 2018, by and between Bridgewater Bancshares, Inc. and Castle Creek Capital Partners V, LP (incorporated by reference to Exhibit 10.1 to Bridgewater Bancshares, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2018).

Exhibit 99.4	VCOC Letter Agreement, dated as of September 1, 2015, by and between Bridgewater Bancshares, Inc. and Castle Creek Capital Partners V, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2019

CASTLE CREEK CAPITAL PARTNERS V, LP

	By:	/s/ John M. Eggemeyer
	Name:	John M. Eggemeyer
	Title:	Managing Principal

CASTLE CREEK CAPITAL V LLC

	By:	/s/ John M. Eggemeyer
	Name:	John M. Eggemeyer
	Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D (BRIDGEWATER BANCSHARES, INC.)